ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

October 21, 2013	Brett Cooper (415) 773-5918 bcooper@orrick.com

VIA EDGAR

Jennifer Monick

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Marcus & Millichap, Inc.

Registration Statement on Form S-1

Filed September 23, 2013

File No. 333-191316

Dear Ms. Monick:

This letter sets forth the responses of Marcus & Millichap, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 11, 2013 (the “Staff Letter”), relating to the Company’s Registration Statement on Form S-1. The Company is concurrently submitting Amendment No. 1 to the Registration Statement (the “Amendment”).

For ease of reference, we have set forth the comment in the Staff Letter in italicized, bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings given to them in the Amendment.

Unaudited Pro Forma Consolidated Financial Statements, page 30

Note 1. Notes to Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2013, page 34

Footnote (A), page 34

1.	Please tell us why the pro forma adjustment no longer reflects the reversal of the obligation to MMC for income taxes payable and the accrual of a liability for current income taxes payable at June 30, 2013.

Since the pro forma balance sheet assumes that the tax-sharing agreement between MMREIS and MMC is terminated on June 30, 2013, the existing liability would be frozen as of that date and the Company’s income tax payable would be calculated as if the Company was a stand-alone taxpayer on a prospective basis. Accordingly, the termination of the tax-sharing agreement would not result in an adjustment to the Company’s historical income tax liability as of June 30, 2013,

Tom Kluck

and the placeholder for such adjustment was removed from the footnotes to the unaudited pro forma consolidated balance sheet in the most recent filing.

If you have any questions about this filing, please contact me at (415) 773-5918 or bcooper@orrick.com.

Very truly yours,

/s/ Brett Cooper

Brett Cooper